Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Achieves 3 New Telco uCPE Wins

- Combined Revenue Potential: ~$10M/Yr -

KFAR SAVA, Israel — October 5, 2020, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has achieved three new uCPE device wins with top-tier telcos, representing a combined revenue potential of approximately $10 million per year once steady-state delivery levels are reached.

These wins are the result of ongoing fruitful cooperation between Silicom and a leading SD-WAN software vendor, which began two years ago when both companies identified the huge potential in combining the capabilities of Silicom’s latest generation hardware CPEs with the partner’s software-based disaggregated routers. At that time, the two companies joined forces to win a major US healthcare chain’s tender for a nationwide deployment.

Since then, joint marketing efforts have accelerated, leading to the three current telco wins. In each of these cases, the potential for Silicom extends beyond the deals themselves. This comes from two directions:  1) the telcos themselves, each of which represents the potential for additional opportunities; and 2) the system integrator working with Silicom in one of the projects, which may become a basis for additional wins in various areas.

“Our wins with these three leading telcos demonstrate the increased demand that the disaggregation concept is creating for our feature-rich uCPE devices,” commented Shaike Orbach, Silicom’s CEO. “We look forward to bringing our unique solutions for the SD-WAN space to the growing number of operators and enterprises looking for the right way to implement a decoupled network strategy: an approach that will take their network agility and flexibility to a whole new level while reducing provisioning, upgrade and service delivery costs.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com